Civeo Corporation
Three Allen Center
333 Clay Street, Suite 4620
Houston, Texas 77002

May 6, 2014

Kristina Aberg

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Civeo Corporation (formerly known as OIS Accommodations SpinCo Inc.)

Registration Statement on Form 10
File No. 001-36246
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Civeo Corporation (the “Company”) hereby respectfully the effectiveness of its Registration Statement on Form 10 (File No. 001-36246) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective as of 5 p.m. (Washington D.C. time), on May 7, 2014, or as soon as practicable thereafter.

   In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: on May 5, 2014, the Board of Directors of Oil States International, Inc. (“Oil States”) took several actions in connection with the spin-off of the Company from Oil States, including setting May 21, 2014 as the record date for the distribution of shares of common stock of the Company, setting a distribution date of May 30, 2014 and establishing a distribution ratio for the spin-off. Oil States and the Company would like to commence immediately the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible.

The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

May 6, 2014

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786. We respectfully request that we be notified of the effectiveness of the Registration Statement by a telephone call to Matthew R. Pacey and that such effectiveness also be confirmed in writing.

Very truly yours,

CIVEO CORPORATION

By:	/s/ Bradley J. Dodson
Name:	Bradley J. Dodson
Title:	President and Chief Executive Officer

Enclosures

cc:         Matthew R. Pacey (Vinson & Elkins)